Exhibit 99.3

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto extends Riversdale offer by three trading days
21 March 2011
•	Offer Price increase to $16.50 if Rio Tinto obtains more than 50 per cent interest extended by three trading days to 28 March 2011
• Offer Period extended by three trading days to 6 April 2011
Rio Tinto Jersey Holdings 2010 Limited (RTJ), a wholly-owned subsidiary of the Rio Tinto Group, has extended its Offer for Riversdale Mining Limited (Riversdale).
Following discussions with market participants, RTJ will:
•	Extend the $16.50 Offer Price increase by three trading days to 28 March 2011, if RTJ obtains an interest in more than 50 per cent of Riversdale shares, including institutional acceptances lodged under RTJ’s Institutional Acceptance Facility (IAF) by 7.00pm (Sydney time) on that date; and
•	Extend the Offer Period for its takeover bid for Riversdale by three trading days until 7.00pm (Sydney time) on Wednesday 6 April 2011, unless extended.
RTJ understands the additional time would allow some market participants to finalise the unwinding of equity swaps and to settle trades that have occurred on the Australian Securities Exchange (ASX) before they can accept into the Offer or the IAF.
Since RTJ announced on 10 March 2011 the conditional Offer Price increase to $16.50, there has been a substantial increase in both the number of Riversdale shares covered by institutional acceptances lodged with the IAF, as well as additional direct acceptances of the Offer. The total of the Riversdale shares in which RTJ has a relevant interest, plus shares subject to IAF instructions, was 34.94 per cent of the Riversdale shares on issue as at 9.00am (Sydney time) today.
The Handling Fee described in RTJ’s Third Supplementary Bidder’s Statement will apply throughout the extended Offer Period. RTJ may extend the period during which the Handing Fee will apply by further announcement released to ASX.
Terms defined in RTJ’s Bidder’s Statement for the Bid have the same meaning in this announcement.
The Offer Period for RTJ’s Bid for Riversdale will close on 6 April 2011, unless extended.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811

Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media